UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Community Shores Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204046 10 6
(CUSIP Number)

Bradley J. Wyatt Dickinson Wright, PLLC 350 S. Main Street, Suite 300 Ann Arbor, Michigan 48104 734-623-1905
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce J. Essex, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 807,697
	8	SHARED VOTING POWER 21,349
	9	SOLE DISPOSITIVE POWER 807,697
	10	SHARED DISPOSITIVE POWER 21,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.21%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Community Shores Bank Corporation (the “Issuer” or “Community Shores”). The principal executive office of Community Shores is located at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Item 2. Identity and Background.

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a)	Name:

Bruce J. Essex, Sr. (“Mr. Essex”)

(As of the date of this Schedule 13D, Mr. Essex serves as a member of the board of directors of Community Shores.)

b)	Business address:

111 W. Western Avenue

Muskegon, MI 49442

c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Essex serves as a principal in Buck Snort Products and a principal in Snow Protect LLC. His principal business address is 111 W. Western Avenue, Muskegon, MI 49442.

d)	Mr. Essex has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	Mr. Essex has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Essex is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Essex utilized approximately $1,780,079 of his personal funds to purchase the 751,945 shares of Common Stock that are reported in this Schedule 13D.

Item 4. Purpose of Transaction.

Mr. Essex acquired the shares of Common Stock for investment. Mr. Essex does not have any plans or proposals that relate to, or would result in, any of the matters set forth in Item 4(a) through (j) of Schedule 13D.

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Bruce J. Essex, Sr.	829,046	20.21%	807,697	21,349	**	807,697	21,349	**

*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

**This reflects 2,108 shares owned of record by Yvonne Essex, Mr. Essex’s spouse, as well as 19,241 shares owned by Yvonne Essex and Mr. Essex in a joint tenancy account.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2016	/s/ Bruce J. Essex, Sr.
Name: Bruce J. Essex, Sr., Individually